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                              November 28, 2022

       Nicole Anasenes
       Chief Financial Officer
       ANSYS INC
       2600 ANSYS Drive
       Canonsburg, PA 15317

                                                        Re: ANSYS INC
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 000-20853

       Dear Nicole Anasenes:

              We have reviewed your November 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       November 7, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview
       Other Key Business Metric, page 32

   1. We note your response to prior comment 1. Please provide us with the revised disclosures that you intend to
include in future filings to describe this metric. Also, ensure that such disclosures do not
imply that this measure is intended to replace your GAAP revenue. In this regard, your
current disclosure suggests that the metric eliminates volatility caused by
                                                        GAAP. Refer to SEC
Release No. 33-10751.
 Nicole Anasenes
FirstName LastNameNicole Anasenes
ANSYS INC
Comapany 28,
November  NameANSYS
              2022      INC
November
Page 2    28, 2022 Page 2
FirstName LastName
2. We note from your response to prior comment 2 that management is "required to monitor renewal rates on a qualitative directional basis," however, you do not view renewal rate as a key performance metric. Considering a significant portion of your business relies on renewals of your lease licenses and maintenance agreements, please tell us what quantitative measures, if any, you do use to monitor customer retention and revise to include a discussion of such measures.
Results of Operations
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020, page 35

3. You state in your response to prior comment 3 that you believe you included quantification of the factors that impacted your revenue growth to the extent material to an investors understanding of your results. Please explain what quantification you are referring to as your current disclosures do not appear to quantify any of the factors that you identify as impacting your revenue growth. Also, provide us with an example of how you intend to revise your disclosures in future filings to address our comment using the current disclosures in your December 31, 2021 Form 10-K.
       You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Brad Brasser, Esq.